Exhibit 12.1

CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years ended December 31,
	2010		2009		2008	2007	2006

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting changes	$23,820		$9,522		$(70,386)	$(23,004)	$(244)
Fixed charges (as outlined below), less preferred dividends (a)	30,528		34,624		35,614	33,079	26,914
Total earnings, as defined	$54,348		$44,146		$(34,772)	$10,075	$26,670

FIXED CHARGES:
Interest charges (b)	$35,954		$32,528		$33,197	$31,164	$25,072
Less: Write-off unamortized debt issuance costs (c)	(7,296)		-		-	-	(534)
Interest component of vault cash costs	-		-		-	-	-
Interest component of rental expense	1,870		2,096		2,417	1,915	2,376
Preferred dividends (d)	-		-		-	-	-
Total fixed charges, as defined	$30,528		$34,624		$35,614	$33,079	$26,914

Ratio of earnings to fixed charges	1.78	x	1.28	x	N/A	N/A	N/A
Amount of earnings insufficient to cover fixed charges	-		-		$70,386	$23,004	$244

(a) Excludes preferred dividends as such amounts were not deducted in arriving at the income (loss) before income tax amounts reflected above.
(b) Includes the amortization of debt discount and debt issuance costs.
(c) Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.
(d) Amounts have been grossed-up at the Company's effective tax rate for each applicable period.